Michael Platt

T: +1 720 566 4000

mplatt@cooley.com

June 24, 2015

VIA EDGAR

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Daniel F. Duchovny

Re:                             Rally Software Development Corp.
Schedule 14D-9 filed June 8, 2015, amended June 10, 2015 and June 18, 2015

SEC File No. 005-87804

Ladies and Gentlemen:

On behalf of our client, Rally Software Development Corp. (“Rally”), we are hereby electronically filing with the Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to the Securities Exchange Act of 1934, as amended, Amendment No. 3 (the “Third Amendment”) to the Schedule 14D-9, initially filed by Rally with the Commission on June 8, 2015, as amended on June 10, 2015 and June 18, 2015 (together, the “Schedule 14D-9”).

The Third Amendment is being filed in response to the comments received from the Commission’s Division of Corporation Finance (the “Staff”) by letter dated June 24, 2015 from Daniel F. Duchovny (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering of the comments set forth in the Comment Letter, the text of which we have incorporated into this response letter for convenience.  We are delivering one courtesy copy of the Third Amendment and one courtesy copy of this letter to Mr. Duchovny.

Staff Comments and Responses

Background of Offer and Merger, page 17

1.             Comment:  We note your response to prior comment 2 and the revisions made to this section. We also understand that the bidder is relying on the approval of your board’s compensation committee of the Executive Offer Letters to use the safe harbor available under Rule 14d-10(d)(2). If true, please disclose such approval.

Response: We acknowledge the Staff’s comment and, as requested, Rally has revised the referenced disclosure by replacing the last sentence of the fifth full paragraph on page 22 of the Schedule 14D-9 as amended, with the following:

“On May 27, 2015, Parent provided final offers of employment. The compensation committee of the Board also met that day, and approved, ratified and confirmed, among other things, the employment offers being made to Company management. Later on May 27, 2015, Company management accepted these final offers of employment.”

*              *              *              *              *

Rally respectfully requests the Staff’s assistance in completing the review of the Schedule 14D-9 and the Third Amendment at your earliest convenience.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please do not hesitate to call me at (720) 566-4012 or Jamie Leigh at (415) 693-2190 with any comments or questions regarding the Third Amendment and this letter. We thank you for your time and attention.

Sincerely,

/s/ Michael Platt

Michael Platt

cc:           Rally Software Development Corp.

David Huberman

James Lejeal

Cooley LLP

Jamie Leigh

June 24, 2015

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:                             Rally Software Development Corp.
Schedule 14D-9 filed June 8, 2015, amended June 10, 2015

SEC File No. 005-87804

Ladies and Gentlemen:

In connection with the above-captioned filings, the undersigned hereby acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RALLY SOFTWARE DEVELOPMENT CORP.

By:	/s/ Timothy A. Miller
Name:	Timothy A. Miller
Title:	President, Chief Executive Officer and Chairman